Exhibit 12.2

Fifth Third Bancorp

Computations of Consolidated Ratios of Earnings to Combined Fixed Charges and Preferred Stock Dividend Requirements

($ in Millions)

	Years Ended December 31,
	2017	2016	2015	2014	2013
Excluding Interest on Deposits:

Fixed Charges:
Interest Expense (excluding interest on deposits)	$414	373	309	249	210
One-Third of Rents, Net of Income from Subleases	30	29	32	29	28
Preferred Stock Dividends	75	75	75	67	37

Total Fixed Charges	$519	477	416	345	275

Earnings:
Income Before Income Taxes	$2,771	2,065	2,365	2,028	2,598
Fixed Charges, Excluding Preferred Stock Dividends	444	402	341	278	238

Total Earnings	$3,215	2,467	2,706	2,306	2,836

Ratio of Earnings to Fixed Charges, Excluding Interest on Deposits	6.19x	5.17x	6.50x	6.68x	10.31x

Including Interest on Deposits:

Fixed Charges:
Interest Expense	$691	578	495	451	412
One-Third of Rents, Net of Income from Subleases	30	29	32	29	28
Preferred Stock Dividends	75	75	75	67	37

Total Fixed Charges	$796	682	602	547	477

Earnings:

Income Before Income Taxes	$2,771	2,065	2,365	2,028	2,598
Fixed Charges, Excluding Preferred Stock Dividends	721	607	527	480	440

Total Earnings	$3,492	2,672	2,892	2,508	3,038

Ratio of Earnings to Fixed Charges, Including Interest on Deposits	4.39x	3.92x	4.80x	4.59x	6.37x